October 31, 2017

Ivan Griswold

Staff Attorney, Division of Corporation Finance

U.S. Securities & Exchange Commission

Mail Stop 4562

100F Street, NE

Washington, DC 20549

RE: Max Sound Corporation

Preliminary Information Statement on Schedule 14C

Filed October 20, 2017

File No. 000-51886

Dear Mr. Griswold,

We are in receipt of your letter of October 26, 2017 and provide the following response below to your comment 1:

1. We note your response to prior comment 1 where you state that your bylaws require a “33.3% controlling vote to make certain changes.” However, we are unable to locate such a provision in your bylaws, your certificate of designation for the Series A Convertible Preferred Stock, or any other charter documents filed since the creation of that class. Please advise, and provide your analysis for why the increase in authorized shares of common stock requires only the approval of shareholders representing 33.3% of total voting power over the company under your charter documents and how the provision is consistent with Section 242(b) of the Delaware General Corporation Law.

Response: As stated, our bylaws require a 33.3% controlling vote to make certain changes such as to call Special Meetings, and under Section 242(b)of the Delaware General Corporation Law we do require a majority vote to effectuate an increase in the authorized shares of common stock with such majority of greater than 50% shareholder approval being available at the special meeting as explained in further detail below with the two hyperlinks related thereto.

Bylaws at: https://www.sec.gov/Archives/edgar/data/1353499/000121390006000334/f10sbex3ii_43010.txt

On October 31, 2017, the Company filed an 8-K disclosing certain rights of Mr. Greg Halpern under Item 3.02 giving rise to the majority voting power found here:

https://www.sec.gov/Archives/edgar/data/1353499/000135349917000040/0001353499-17-000040-index.htm

Summarizing that: On October 2, 2017, the Company and its Board of Directors, in exchange for Greg Halpern’s consideration issuing a line of credit of $100,000 on July 6, 2017 and another line of credit of $200,000 on October 2, 2017 and for Mr. Halpern’s forgiveness of $960,000 of interest owed to Mr. Halpern for his Preferred Shares accrued dividend rate of 8% per annum of five million shares of Series A Convertible Preferred Stock, deemed it proper to grant Mr. Halpern 800,000,000 shares of the Company’s common stock. This exchange shall consist of eight hundred million (800,000,000) shares of Common Stock with a face amount stated value of each share being [$0.0012][I.E., $960,000.00 / $0.0012 = 800,000,000]. Written Consent of the Directors was attached as an exhibit to the filing.

The shares are issued as a private placement of securities exempt from registration as a transaction not involving a public offering of securities, and at his election, Mr. Halpern may convert these Common Shares into 5,000,000 Series A Convertible Preferred Shares with the same voting rights, interest and percentages as his previously granted and owned Series A Convertible Preferred Shares.

In addition to this correspondence filing, and the 8k previously discussed above, we intend to immediately file our Revised 14c discussing these related changes in securities ownership and voting rights.

Please contact us if you have any questions. Thank you.

Sincerely,

_______________________

John Blaisure, CEO

Cc: Greg Halpern, Chairman & CFO, Max Sound Corp.